Exhibit 99.1

NEWS RELEASE

Toronto, January 27, 2022

Franco-Nevada Declares Dividend Increase and Provides Details for Upcoming Release of 2021 Results

Franco-Nevada Corporation is pleased to announce that its Board of Directors has raised its quarterly dividend and declared a quarterly dividend of US$0.32 per share payable on March 31, 2022 to shareholders of record on March 17, 2022 (the “Record Date”). This is a 6.7% increase from the previous US$0.30 per share quarterly dividend and marks the 15th consecutive annual increase for Franco-Nevada shareholders. Canadian investors in Franco-Nevada’s IPO in December 2007 are now receiving an effective 10.7% yield on their cost base. The Board of Directors has determined to move its annual dividend reviews earlier in the year than prior practice starting with 2022. The dividend policy will now be reviewed at the beginning of the fiscal year so that any increases to the dividend will be effective for the full fiscal year rather than commencing in Q2 as in prior years. The dividend has been declared in U.S. dollars and the Canadian dollar equivalent will be determined based on the daily average rate posted by the Bank of Canada on the Record Date. Under Canadian tax legislation, Canadian resident individuals who receive “eligible dividends” are entitled to an enhanced gross-up and dividend tax credit on such dividends.

The Company has a Dividend Reinvestment Plan (the “DRIP”). Participation in the DRIP is optional. The Company will issue additional common shares through treasury at a 3% discount to the Average Market Price, as defined in the DRIP. However, the Company may, from time to time, in its discretion, change or eliminate the discount applicable to treasury acquisitions or direct that such common shares be purchased in market acquisitions at the prevailing market price, any of which would be publicly announced. The DRIP and enrollment forms are available on the Company’s website at www.franco-nevada.com. Canadian and U.S. registered shareholders may also enroll in the DRIP online through the plan agent’s self-service web portal at www.investorcentre.com/franco-nevada. Canadian and U.S. beneficial shareholders should contact their financial intermediary to arrange enrollment. Non-Canadian and non-U.S. shareholders may potentially participate in the DRIP, subject to the satisfaction of certain conditions. Non-Canadian and non-U.S. shareholders should contact the Company to determine whether they satisfy the necessary conditions to participate in the DRIP.

This press release is not an offer to sell or a solicitation of an offer for securities. A registration statement relating to the DRIP has been filed with the U.S. Securities and Exchange Commission and may be obtained under the Company’s profile on the U.S. Securities and Exchange Commission’s website at www.sec.gov.

Details for Upcoming Release of 2021 Results

2021 Results Release:	March 9th after market close
Conference Call and Webcast:	March 10th 10:00 am ET
Dial-in Numbers:	Toll-Free: 1-888-390-0546 International: 416-764-8688
Webcast:	www.franco-nevada.com
Replay (available until March 17th):	Toll-Free: 1-888-390-0541 International: 416-764-8677 Pass code: 914584 #

For more information, please go to our website at www.franco-nevada.com or contact:

Sandip Rana

Chief Financial Officer

416-306-6303

info@franco-nevada.com